Peeridea, Inc.
Consolidated Statement of Financial Position
For the years ended Dec 31, 2021 and Dec 31, 2020

Revenues	2021	2020
Consulting Income	3,326,950	2,486,767
Placement Services	910,412	155,400
Other Income	306,254	260,272
Total Revenue	**4,544,958**	**2,902,439**
Cost of Sales	**(415,846)**	**(331,370)**
Gross Profit	**4,129,111**	**2,571,069**
Expenses		
Salaries, Commissions & Payroll Taxes	2,363,452	1,528,737
Pension	66,510	-
Conferences and Tradeshows	1,996	1,498
IT, Software and Consumables	229,980	132,144
Legal and Professional Services	44,438	47,723
Advertising and Marketing	77,147	32,972
Travel and Transportation	410	10,899
Meals & Entertainment	40,212	40,990
Consulting	430,663	147,086
Rent	70,124	80,359
Bank Charges & Fees	5,384	7,747
Insurance	140,211	108,506
Utilities	4,614	10,464
Office Supplies, Stationary & Printing	154,908	147,110
Depreciation	11,263	10,326
Employee Benefits	14,392	63,347
Training & Education	9,027	9,200
Recruiting	31,886	28,499
Bad Debt Expense	47,131	165,395
Dues & Subscriptions	2,534	3,780
Postage Freight & Courier	4,946	2,797
Taxes	3,050	2,050
Miscellaneous expenses	40,377	25,068
Stock based compensation expense	31,186	3,611
Total Expenses	**3,825,840**	**2,609,893**
Income(Loss) from Operations	**303,272**	**(38,824)**

Peeridea, Inc.
Consolidated Statement of Financial Position (continued)
For the years ended Dec 31, 2021 and Dec 31, 2020

	2021	**2020**
Other Income		
Interest income	306	788
Gain on Foreign Exchange	-	23,704
Other income	3,892	43,770
Total other income	**4,198**	**68,262**
Other Expenses		
Loss On Foreign Exchange	(136)	(2,495)
Other Expense	(314)	-
Total Other Expenses	**(450)**	**(2,495)**
Net Earnings	**307,019**	**26,943**

Peeridea, Inc.
Consolidated Balance Sheet
As of Dec 31, 2021 and Dec 31, 2020

ASSETS

LIABILITIES & SHAREHOLDERS EQUITY

Current Assets	2021	2020	Current Liabilities	2021	2020
Cash and Equivalents	1,465,722	798,324	Accounts Payable	362,960	4,140
Receivables	586,113	371,194	Loans Payable	-	29,725
Accrued Income	646,499	267,321	Accrued Expenses	243,034	458,678
Advances Paid	9,945	9,945	Deferred Revenue	134,864	235,950
Prepaid expenses	69,887	19,344	Customer Deposits	205,523	171,622
Total Current Assets	**2,757,133**	**1,459,392**	Other Current Liabilities	26,883	49,930
			Total Current Liabilities	**973,264**	**950,045**
Fixed Assets			**Non-Current Liabilities (SAFE)**	**1,335,439**	**307,000**
Accumulated Depreciation	(40,510)	(29,235)	**Total Liabilities**	**2,308,703**	**1,257,045**
Fixed Assets	93,686	40,590			
Total Fixed Assets	**53,176**	**11,355**	**Shareholder's Equity**		
Long-Term Assets	**69,887**	**16,033**	Retained Earnings	(2,711,148)	(2,738,810)
			Net Income	307,019	26,943
Total Assets	**2,880,196**	**1,486,780**	Translation Reserve	8424	7,728
			Common Stock	1,006	1002
			Preferred Stock	625	625
			Additional Paid in Capital	2,965,566	2,932,247
			Total Shareholder's Equity	**577,492**	**229,735**
			Total Liabilities & Shareholder's Equity	**2,880,196**	**1,486,780**

Peeridea, Inc.
Consolidated Cash Flow Statement
For the years ended Dec 31, 2021 and Dec 31, 2020

Cash flows from operating activities	2021	2020
Profit for the year	**312,838**	**26,943**
Adjustments for non-cash income and expenses:		
Accounts Receivable	(183,524)	(291,443)
Accrued Income	(429,509)	(69,732)
Bad Debt Expense	47,131	165,395
Foreign Exchange (Gain) or Loss Net	136	(21,209)
Other Receivables	(30,430)	1,056
Advances Paid	-	(9,945)
Prepaid expenses	(34,387)	(1,024)
Depreciation and Amortization	11,263	10,326
Accounts Payable	26,541	(5,270)
Credit Cards	6,514	(6,031)
Accrued Liabilities and Expenses	9,798	55,942
Deposits and Guarantees	33,900	27,560
Deferred Revenue - Current	(108,814)	115,284
Loans Payable Current	(29,725)	29,725
Other Current Liabilities	66,241	12,760
Total Adjustments for non-cash income and expenses:	**(614,865)**	**13,394**
Net cash from operating activities	**(306,883)**	**40,337**
Cash flows from investing activities		
Fixed Assets:Computer Equipment	(53,033)	(6,357)
Net cash used in investing activities	**(53,033)**	**(6,357)**
Cash flows from financing activities		
Additional Paid in Capital - SBC	35,822	3,611
Additional Paid in Capital- Common Stock	5,763	2,012
Common Stock	13	2
PPP Loan		14,900
Retained Earnings	(28,275)	-
SAFE	1,028,439	-
Net cash used in financing activities	**1,041,762**	**20,525**
Net increase (decrease) in cash and cash equivalents	**684,267**	**54,505**
Exchange Rate Effect of Cash	(5,349)	-
Cash and cash equivalents at beginning of year	**790,324**	**736,819**
Cash and cash equivalents at end of year	**1,465,722**	**790,324**

Peeridea, Inc.
Consolidated Statement of Changes in Equity
For the year ended Dec 31, 2021

	Common Stock	Amount	Preferred Stock	Amount	Translation Reserve	Retained Earnings	APIC	Total
Balance at Dec 31, 2019	**9,993,468**	**999**	**6,248,990**	**625**	**14,640**	**-2,738,810**	**2,926,624**	**201,952**
Issuance of Common Stock	22,791	2	-	-	-	-	2,012	**2,014**
Net Income (Loss)	-	-	-	-	-	26,943	-	**26,943**
Stock Based Compensation	-	-	-	-	-	-	3,611	**3,611**
Foreign Currency Translation	-	-	-	-	-6,912	-	-	**6,912**
Balance at Dec 31, 2020	**10,016,259**	**1,002**	**6,248,990**	**625**	**7,728**	**-2,711,867**	**2,932,247**	**229,735**
Issuance of Common Stock	42,750	4	-	-	-	-	5,772	**5,777**
Net Income (Loss)	-	-	-	-	-	307,019	-	**307,019**
Stock Based Compensation	-	-	-	-	-	-	27,547	**27,547**
Foreign Currency Translation	-	-	-	-	1,442	-	-	**1,442**
Balance at Dec 31, 2021	**10,059,009**	**1,006**	**6,248,990**	**625**	**9,170**	**-2,399,029**	**2,965,566**	**571,520**

Peeridea, Inc.
Notes to the Financial Statements
For the year ended Dec 31, 2021

About the Company & its Nature of operations

PEERIDEA, INC. ('the Company', 'the Parent'), is a Delaware Corporation incorporated on July 9, 2013. The Company does business under the tradename 'Codementor' and operates two online platforms: Arc and Codementor. Arc (https://www.arc.dev) is a remote career platform that helps developers find remote jobs from anywhere and offers a remote hiring service for employers to connect with developers. Codementor is an open online platform providing online events and instant one-on-one help for software developers by utilizing screen sharing, video and text chat, in order to replicate for users the experience of having a mentor for code reviewing, debugging, and online programming. The Company is based in San Francisco, California.

Basis for Consolidation

The consolidated entity includes a Taiwan based Company ('the subsidiary') incorporated since 2015 in Taiwan. The subsidiary provides software development and other services to the Company and is fully owned by the Parent (100% ownership). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Change in Presentation of Revenues

Management believes that presenting consulting income after subcontractor (developer) fees have been deducted is appropriate under ASC Topic 606 "Revenue from Contracts with Customers". Similarly, the aforementioned subcontractor fees are not included in the cost of sales.

The company's gross profit and net income are not impacted. The change only affects the presentation of consulting income and cost of sales on the Statement of Financial Position; which for comparative purposes, would be $14,026,751 and $11,111,430 respectively, for the year ended December 31, 2021, following the previous years' presentation.

Risks and Uncertainties

The Company's business and operations are sensitive to general global business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations and financing.

Summary of significant accounting policies:

Basis of accounting

The Company's Consolidated financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Fiscal year

The Company operates on a December 31st year-end.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Functional and presentation currency

While the Company's functional and presentation currency is the United States Dollar ("USD"), the Consolidated financial statements include the financials of the subsidiary whose operations are mainly concentrated in Taiwan. The functional currency of the subsidiary is the New Taiwan Dollar ("TWD"). All financial information presented in TWD has been converted to USD. The results and financial position of the Company's subsidiary whose functional currency is different from the Company's presentation currency (USD) are translated into presentation currency using the following procedures:

- Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Common stock is translated at the exchange rate on the day when it was originally sold.
- Income and expenses for each statement of comprehensive income presented are translated at the weighted average of exchange rates at the dates of the transactions.
- The consolidated financial statements of the Company have been converted to USD at the prevailing exchange rates at end of December 31, 2020, and December 31, 2019 as follows:

Closing exchange rate at:	1 USD
Dec 31, 2020	TWD 28.0899
Weighted Average 2021	TWD 27.9366
Dec 31, 2021	TWD 27.6879

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Accounts Receivable
Receivables include amounts that are due to be collected from customers for services provided by the Company.

The Company writes down receivables with an allowance for doubtful accounts and the estimation is based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. The Company recorded USD 47,131 in bad debt expense for the year 2021. Receivables are presented in net on the consolidated statement of financial position.

Fixed Assets
Items of Fixed Assets are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Any gain or loss on disposal of an item of fixed assets is determined by comparing the proceeds from disposal with the carrying amount of Fixed Assets and is recognized net within other income/other expenses in profit or loss.

Items of fixed assets are depreciated from the date that they are installed and are ready for use. Depreciation is based on the cost of an asset less its estimated residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of fixed assets since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives of significant items of property, plant and equipment for the current and comparative periods are as follows: 5-8 years for machinery and equipment, and 2-5 years for other fixed assets.

Expense Recognition
The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Accrued Expenses
This account mainly consists of pending payouts to developers for services that have been deemed complete as per contractual obligations. The Company is obligated to settle payments under accrued expenses within a year, hence the current liability classification. The Company records pending payouts to developers on a monthly basis.

Customer Deposits
This account consists of cash paid to the company by customers, for which the company has not yet provided the related contracted services. The Company is obligated to satisfy its contracted obligations before the recognized balances are no longer deemed a liability.

Income taxes
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware and the State of California.

Equity
Common Stock—Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is eighteen million five hundred (18,500,000) shares at a par value of $0.0001 per share. As of December 31, 2021, 10,059,00 shares have been issued and are outstanding.

Preferred Stock—As of December 31, 2020, the total number of preferred shares of stock that the Corporation shall have authority to issue is six million two hundred forty-eight thousand and nine hundred and ninety (6,248,990) shares at a par value of $0.0001 per share. As of December 31, 2021, 6,248,990 shares have been issued and are outstanding.

SAFE investments
During the year 2019 and 2021, the Company issued SAFE (Simple Agreement for Future Equity) notes at valuation caps of $20,000,000 and $32,000,000, respectively.

The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (i) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (ii) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

Equity Based Compensation

The Company adopted an Equity incentive plan on August 2, 2013. The plan provides for the grant of the following Stock Awards: (i) Incentive Stock Options, (ii) Non statutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, and (v) Restricted Stock Unit Awards. The plan's purpose is to enable the company to secure and retain the services of the group of persons eligible to receive Stock Awards, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards. The plan terminates on August 1, 2023.

ASC Topic 718 "Compensation—Stock Compensation" requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the estimated fair value of the award at the date of grant. The expense is to be recognized ratably over the employee's requisite vesting period. The Company accounts for shares of common stock, stock options and warrants issued to employees based on the fair value of the stock, stock option or warrant, if that value is more reliably measurable than the fair value of the consideration or services received.

The Company accounts for stock options issued and vesting to non-employees in accordance with ASC Topic 505-50 "Equity -Based Payment to Non-Employees" and accordingly the value of the stock compensation to non-employees is based upon the measurement date as determined at either, a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through March 31, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.